Mail Stop 6010

December 11, 2007

Mr. Ronghua Wang
Chief Executive Officer
Biostar Pharmacueticals, Inc.
Shiji Avenue, Xianyang City
Shaanxi Province, P.R. China, 712000

> **Re: Biostar Pharmaceuticals, Inc.**
> **Registration Statement on Form SB-2**
> **Filed November 14, 2007**
> **File No. 333-147363**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. We note that Biostar Pharmaceuticals, the parent company was incorporated on March 27, 2007. As such, you are required to file audited financial statements as of a date less than 135 days before the initial filing date of a registration statement. Refer to Item 310(a) of

Regulation S-B. Further, please provide pro forma financial statements for the transaction with Shaanxi Aoxing Pharmaceutical Co. per 310(d) of Regulation S-B.

2. The interim financial statements for Shaanxi Aoxing Pharmacy Co., Ltd. are now stale. Please update the financial statements to comply with the requirements of Item 310(g) of Regulation S-B.

3. In relation to your consolidation of Shaanxi Aoxing Pharmacy, please tell us the following:

   a. Explain your basis under GAAP for consolidating this entity. In so doing, please address the applicability of ARB 51, APB 18, SFAS 94, EITF 96-16 and any other relevant literature and your compliance with the applicable literature.
   b. Tell us what your ownership interest is in Shaanxi Aoxing, and clarify whether there was anything of monetary value exchanged in this transaction.
   c. Describe the pertinent terms of this agreement that would appear to you permit to consolidate.

   In addition, please revise your disclosure so that your basis for consolidating Shaanxi Aoxing is transparent to investors.

4. We note your mention on page 31 of the future acquisitions of a "pharmaceutical plant" and a "pharmaceutical enterprise." Please advise us as to whether these two statements refer to the same acquisition. Clarify throughout the prospectus where you discuss the acquisition(s) whether the acquisition agreement(s) are already negotiated and executed. If so, please describe the terms of the acquisition(s) and the businesses you are acquiring. If the acquisition agreement(s) are not already negotiated and executed, please revise your filing to state that the acquisition(s) are intended, but not yet executed.

Front of Registration Statement, page iii

5. We note your sentence stating, "See "Risk Factors" beginning on page 6 for a discussion of certain risk factors that you should consider." However, the "Risk Factors" section of your registration statements begins on page 5. Please correct the above sentence to reflect this.

Prospectus Summary

6. Revise the first paragraph and the disclosure throughout the filing to clearly identify the correct party. Terms such as the "company," "we," "our," and "us" should refer *only* to the registrant, not to Aoxing Pharmaceuticals or the other parties. The first paragraph after the caption "The Company" should describe the relationships between the registrant and the various other entities and make very clear whether the registrant has any equity interest in Aoxing Pharmaceuticals. Since the registrant is not an operating business, you should identify Aoxing Pharmaceuticals as the operating entity throughout the prospectus. Include a chart in the summary to explain the relationships of the entities, including the percentage of security ownership each owns in each other entity. Identify the officers, directors, and

major holders and their percentages of equity interest in each entity. Explain clearly the business purpose for your current complex organizational structure.

Plan of Distribution

7. Note that Schedule A paragraph 16 of the Securities Act and Regulation S-B Item 501(a)(9)(iv) require that you disclose the price at which the securities will be sold. Given your disclosure regarding the lack of an established market for your securities, a statement that selling shareholders will sell at "prevailing market prices" is insufficient to satisfy your disclosure obligation. Therefore, please disclose the fixed price at which the securities will be sold. We will not object if you also elect to disclose that the selling shareholders will sell at the fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Also revise your "Plan of Distribution" accordingly.

Risk Factors

8. We note your risk factor "An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our common stock." Please eliminate this risk factor as it implies that there are other risks that the investors should consider before investing in your company, when the risk factors section should list all of the risks key to an investment decision.

9. Include a risk factor that discusses all the risks to investors due to the fact that the registrant does not own the operating business. We note, for example, that paragraphs 1.2 and 9.2 of the Management Entrustment Agreement contemplate termination, although no termination provisions are included therein. Also discuss the extent to which affiliates of the registrant are also affiliates of the various other related entities, including the operating company. It appears that there is a risk that, since affiliates stand on both sides of the agreement, it would be easy to terminate the agreement and that unaffiliated investors would have little or no recourse since all the operating entity's assets are located in China. State whether the registrant has any other assets (other than its interest in the agreement) and any revenues from other sources. We may have further comments.

Our operating history may not serve as an adequate basis to judge our future prospects and results of operations, page 5

10. Please expand your disclosure regarding the term "GMP." The disclosure should include how a company earns a GMP medical certification, its significance to the company and any benefit the company receives because of its award, the terms of the certification including whether it expires and how a company may lose it if it does not expire, and the consequences of losing this certification.

Our failure to compete effectively may adversely affect our ability to generate revenue, page 5

11. Please expand your disclosure to identify your key competitors and the key products with which you compete. Please further disclose whether your key competitors also have GMP medical certification.

<u>We may require additional financing in the future and a failure to obtain such required financing will inhibit our ability to grow, page 6</u>

12. Please expand your disclosure to quantify any current expected uses for borrowed funds that you have that are material.

13. Please identify potential sources you will approach to meet your financial obligations.

14. Please clarify whether you have sufficient funds to meet your financing needs for the next twelve months. To the extent practicable, please quantify the amount of future funds you currently expect you will need for the period following December 31, 2008.

<u>We are responsible for the indemnification of our officers and directors, page 7</u>

15. Please name your key personnel and the positions they hold with the company. Please also expand this risk factor to state whether you hold indemnification insurance for your officers and directors.

<u>We may not have adequate internal accounting controls, page 7</u>

16. Please disclose whether you have identified any problems with your internal accounting controls. If you have identified problems, please disclose these problems and state whether you have fixed these problems or have taken action to resolve these problems. If you have taken action to resolve these problems, please describe these actions.

17. Please combine this risk factor with the risk factor entitled "Our Internal Controls Over Financial Reporting May Not Be Effective . . ." on page 7 as both risk factors appear to be discussing similar matters.

<u>We do not have key man insurance on our president and CEO on whom we rely for the management of our business, page 8</u>

18. Please indicate if you have key man insurance for any of your key personnel. If not, please expand your disclosure to state whether you intend to buy key man insurance for Mr. Wang or for any of your key personnel. Please also add disclosure regarding the key personnel with whom you have employment agreements.

19. Please revise the subheading of this risk factor to clearly identify the risk and potential consequences of losing your key personnel.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain and hire these personnel in the future, our ability to improve our products and implement our business objectives could be adversely affected, page 8

20. Please disclose when you plan to hire additional personnel.

21. Please expand this risk factor to discuss whether you currently have employment agreements with your senior executives and senior technology personnel.

We face risks relating to difficulty in defending intellectual property rights from infringement, page 9

22. Please expand your disclosure to describe the intellectual property rights you currently hold.

23. Please identify the measures you have put in place to protect your intellectual property rights and discuss the limitations of these measures.

We face governmental regulatory and policy risks, page 10

24. Please revise the subheading of this risk factor to clearly identify the risk and potential consequences of facing governmental regulatory and policy risks.

25. Please expand this risk factor to briefly describe the government regulations that have a material impact on your business and the process for obtaining SFDA approval. Please also disclose the length of the approval process, as well as its cost.

26. Please further expand this risk factor to explain how a violation of material regulations would affect your business. For example, describe the impact of any past violations have had on your business or provide an example of how a future violation could impact your business.

27. You disclose that you have received regulatory approval to sell some of your products in China. Please state when you have to reapply for product approval, and disclose the instances in which this approval may be taken away from your products prior to the approval's expiration.

There could be changes in government regulations of the pharmaceutical industry in the PRC that may adversely affect our business, page 11

28. Please revise the subheading of this risk factor to clearly identify the risk and potential consequences of changes in governmental regulations.

29. Please expand this risk factor to briefly describe the material aspects of these new guidelines and how the reforms may impact the company's operating expenses.

30. Please disclose when your GMP certifications will expire and you will be required to renew them.

Price control regulations may decrease our profitability, page 11

31. Please expand your disclosure to identify the primary products that are subject to price controls. Please further disclose how the price levels are set, and the extent to which these controls reduce the revenues you receive.

The bidding process with respect to the purchase of pharmaceutical products may lead to reduced revenue, page 12

32. Please disclose whether bidding procedures for the purchase of drugs has already been established. If bidding procedures have already been established, please disclose when they will be expanded to cover drugs consumed in large volume and commonly used for clinical uses.

33. Please expand this risk factor to describe how the bidding procedures will affect your company. Specifically, which of your products will be subject to these bidding procedures? Are your products subject to bidding procedures sold in venues other than non-profit medical organizations?

Our success is highly dependent on continually developing new and advanced products, technologies, and processes and failure to do so may cause us to lose our competitiveness in the pharmaceutical industry and may cause our profits to decline, page 12

34. Please combine this risk factor with "If we fail to develop new products with high profit margins, and our high profit margin products are substituted by competitor's products, our gross profit margins will be adversely affected" on page 13 as both risk factors appear to be discussing similar matters.

The commercial success of our products depends upon the degree of market acceptance among the medical community and failure to attain market acceptance among the medical community may have an adverse impact on our operations and profitability, page 13

35. Please list your products that are only available by prescription.

We enjoy certain preferential tax concessions and loss of these preferential tax concessions will cause our tax liabilities to increase and our profitability to decline, page 13

36. Please explain your disclosure stating you are a "high-tech enterprise."

<u>Changes in the policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of such business, page 14</u>

37. Please expand this risk factor to briefly discuss how the Chinese economy differs from the economies of most developed countries and how such differences pose a greater risk of doing business in the PRC. For example, the degree of government involvement may be a relevant difference.

<u>The PRC laws and regulations governing our current business operations are sometimes vague and uncertain, page 15</u>

38. Please expand this risk factor to briefly describe the laws and regulations governing your business operations.

<u>Inflation in the PRC could negatively affect our profitability and growth, page 15</u>

39. Please combine this risk factor with "A slowdown or other adverse developments in the PRC economy may harm our customers and the demand for our services and our products" on page 15 as both risk factors appear to be discussing similar matters.

<u>The fluctuation of the Renminbi may harm your investment, page 16</u>

40. Please revise this risk factor to quantify how a decline and increase in the Renminbi versus the U.S. dollar would affect both your financial condition and results of operations.

<u>Our common stock is subject to the "penny stock" rules, which require delivery of a schedule explaining the penny stock market and the associated risks before any sale, page 19</u>

41. Please revise the subheading of this risk factor to reflect the specific risk to investors and the specific risk to your business.

42. Please expand your disclosure to discuss the specific legal remedies available to investors of penny stocks and how such remedies would affect the company.

<u>Selling Stockholders, page 20</u>

7

43. We note that in the fourth paragraph of this section you state, "each selling stockholder is offering for sale all of the shares he or it will acquire." This contradicts with the next paragraph, which states that "each selling stockholder may offer for sale all or part of the shares from time to time." Please revise your disclosure so that these two sentences are consistent.

44. In the footnote to table found in this section, please identify the natural person(s) who control the shares held of record by KWCB Investments Ltd.

Plan of Distribution, page 23

45. Please note that in the event the shares covered by this prospectus are transferred in the event of gift, pledge, partnership distribution or other transfer, you will be required to file a prospectus supplement to identify the selling shareholder. Please confirm to us that in the event of any substitutions, you will file the information in a prospectus supplement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

46. We note the sentence in the first paragraph of this section stating that "the Company undertakes no obligation to update any such forward-looking statements." It is not appropriate to disclaim liability for statements included in your document. Please delete this statement.

47. Please disclose any contractual obligations you have, pursuant to Release No. 33-8182 (April 7, 2003). In this disclosure, please include the contractual obligation you have to Aoxing Pharmaceutical pursuant to the Management Entrustment Agreement.

Overview, page 27

48. We note your disclosure that Aoxing Pharmaceuticals has increased its productivity by a factor of twelve. Please delete this statement because the discussion in this section should be primarily focused on the overall financial results of Biostar Pharmaceuticals, the registrant, and not the productivity of its operating company.

Recent Developments, page 27

49. Please expand this disclosure to provide more detail about these strategic projects, including the costs to undertake these projects and when you anticipate these projects to be implemented. Please further revise this disclosure to quantify the impact that implementation of these projects could have on your revenues.

50. Please disclose a website address for the "China Hepatitis Internet Hospital" project, if currently available.

Liquidity and Capital Resources, page 28

51. It appears that your liquidity discussion relates only to Shaanxi Aoxing. Please revise to include Biostar Pharmaceuticals.

52. You state on page 4 of this filing that you raised $750,000 in a private placement. Please expand your disclosure to discuss the private placement and how you used the funds.

53. Please expand your disclosure to describe your planned expansion and acquisition. Please discuss the extent of financing you will need, and identify potential sources that you will approach over the next two years to obtain funding for these endeavors.

54. Please provide the material terms of the short-term bank loans and file the documents as exhibits to your registration statement.

Results of Operations, page 29

55. In our MD&A Release No. 33-8340; 34-48960; FR-72 (December 19, 2003), we explained that, "MD&A requires . . . an 'analysis' of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form . . . . A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." Please revise this section to quantify and explain the reasons beyond the increase in product net sales.

56. For periods presented, please quantify the effect each of the causal factors that you cite for material changes in your financial statement amounts (i.e. Revenue: increase due to more robust sales of the Company's product line particularly sales of its Xin Aoxing acid capsule, pediatrics medicine and Tianqi Dysmenorrhea. Selling, general and administrative expenses: increase due to the much higher promotional and advertising expenditures, as well as sales commissions and travel expenses…) as addressed in Financial Reporting Codification Section 501.04.

57. We note your statements, "Management anticipates growing total revenues by as much as 100% in 2007" and "Management anticipates future gross profit margins to increase by as much as another 28% in 2007." These predictions must be supported by a reasonable basis. Please disclose the reasonable basis and the assumptions behind these two predictions.

Critical Accounting Policies

Sales Allowances, page 33

58. We believe that your disclosure related to estimates of items that reduce gross revenue such as contractual discounts, sales returns and allowances and other discounts and allowances could be improved as follows:

a. Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b. Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, and price changes from competitors.

c. To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d. Discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

e. Provide a roll forward of each item that reduces your gross revenue for the periods presented showing the following:

   • Beginning balance,
   • Current estimate related to sales made in current period,
   • Current estimate related to sales made in prior periods,
   • Actual returns or credits in current period related to sales made in current period,
   • Actual returns or credits in current period related to sales made in prior periods, and
   • Ending balance.

f. In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue including the effect that changes in your estimates of these items had on your revenues and operations.

59. Please expand your disclosure to list the products that are sold through distributors, and the portion of your revenue which is obtained from sales made by distributors.

Description of Business

General

60. Please provide a table in this section encompassing all of your commercial and pipeline products. This table should indicate how the product is classified under the PRC regulatory scheme; the product's indicated use; the current regulatory status of all products; and the current phase of development for all non-approved products. In complying with this

comment, you may expand the table on page 36 or provide a second table for products in development.

Corporate History, page 34

61. Please provide the material terms of the Voting Proxy Agreement and the Share Pledge Agreement entered into by the shareholders of Aoxing Pharmaceutical and Shaanxi Biotech, and file these agreements as exhibits to your registration statement.

62. Please provide the material terms of the Exclusive Option Agreement between Shaanxi Biotech, Aoxing Pharmaceutical and the Aoxing Pharmaceutical shareholders, including but not limited to each parties' obligations under the agreement, the factors you will take into account to determine the consideration for the exercise of the option, etc.

Our Business, page 35-36

63. We note your statement on page 11 that "the manufacture and sale of pharmaceutical products in the PRC is heavily regulated by many state, provincial and local authorities." Please revise this section to include a description of these governmental laws and regulations and the effect they have on your business, in accordance with Item 101 (b)(9) of Regulation S-B. We specifically note the references to regulations in the risk factor section, including testing, manufacturing, labeling, advertising, promotion, record keeping, sale, and distribution of pharmaceutical products. Your discussion should explain how these types of laws and regulations impact your business.

64. We note your disclosure that 85% of product materials are purchased from raw materials suppliers. Please expand this disclosure to state how many suppliers you rely upon, and if you purchase a significant percentage from one particular supplier. If you have agreements with any of these suppliers, please file the agreements as exhibits to your registration statement.

65. Please revise your filing to delete your usage of the acronym "HPV." This acronym is commonly used to designate the Human Papilloma Virus and may confuse some readers.

66. Please disclose your strategy for positioning yourself as a leader in the care of patients who suffer from the Hepatitis B virus. In this disclosure, you should briefly describe the strategies of your competitors and how your strategy is superior.

67. Please revise the following statements to disclose the source of the following information. If you do not have independent, third-party support for these statements, then delete them from your document.

   a. As many patients have chronic Hepatitis B, ailments are prevalent and typically become more severe if not properly treated. However, Hepatitis B patients in China also bear substantial psychological pressure, since it is very contagious. Infected patients are often fearful that their relatives, friends and coworkers will become aware of their circumstances and wind up soliciting treatment in secret, if at all.

b. Our Danshen Granule has been accepted as an effective product for the treatment of coronary heart disease, myocarditis and angina pectoris.

c. As part of a strategy to improve rural healthcare, China's central government has initiated its "New Rural Medical Care Cooperative Program" which will be launched in 2008, with the intention of achieving full coverage of all rural citizens by 2010. With an estimated 900 million rural farmers throughout the nation, the implementation of this program provides farmers throughout the nation, the implementation of this program provides substantial opportunity for market expansion in this sector, where expenditures are estimated at nearly US$ 5.6 billion in the next 3 years – with 80% of that budget to be paid by the regional provincial governments in mid and western China. Of these rural markets the provinces of Shaanxi, Sichuan, Chongqing, Gansu, Henan, Hubei, and Hunan are expected to comprise 30% of the market, or US$ 1.7 billion.

d. An estimated 7.5% of the population suffer from flu every year and 5.5% suffer from tracheitis caused by flu. This rate is more than 15% for senior citizens, who often suffer more than 3 times per year.

e. Experts forecase that, the market for antitussive, expectorant and asthma-relieving medication will turn out to be one of the ten strongest medication sectors of the next twenty years.

f. Since 2003, the number of pharmaceutical companies in China has decreased rather significantly, from 6,700 to approximately 3,600.

Customers, page 41

68. We note your disclosure that your largest customer accounted for approximately 14% of sales for the year ended December 31, 2006. You state on page 10 that your largest customer accounted for 11% of sales in 2006. Please revise your disclosure for consistency.

69. Please further identify this customer, and if you have an agreement with this customer please file it as an exhibit to your registration statement.

Expand Production Capacity, page 42

70. Please expand your disclosure regarding your acquisition of an additional facility to describe the material terms of the agreement. Also disclose when the acquisition will occur and how much the acquisition will cost. State whether you will require additional financing to acquire the facility. Clarify whether this facility is located on the land you lease from the PRC under your existing land use rights.

71. Please also disclose where you plan to add the 333,000 square meter Chinese herb medicine growing area. Clarify whether this area will be added on land you lease from the PRC under your existing land use rights. State when you anticipate adding the growing area.

Continue to Develop and Market New Products, page 42

72. Please identify the universities, research institutes and associations with whom you work to develop your products. Please further disclose the material terms of any agreements you have with these institutions. Please file these agreements as exhibits to your registration statement.

73. Please identify the sources of the products and technologies you intend to buy in order to complement your expansion strategy. Further, please clarify whether you intend to license or acquire these products and technologies.

Competition, page 43

74. Please indicate the relative size and financial and market strengths of your competitors in accordance with Item 101 (b)(4) of Regulation S-B. Please discuss how and why you believe you can effectively compete with these entities.

Research and Development, page 44

75. Please include in this section the estimated amount spent on research and development activities during each of the last two fiscal years, in accordance with Item 101 (b)(10) of Regulation S-B.

Seasonality, page 44

76. Please revise this section to quantify the impact that seasonality has on your sales and revenues.

The SFDA, page 44

77. Please expand your disclosure to quantify the cost of the approval procedure in China for a newly developed drug.

Description of Property, page 46

78. Please expand your disclosure to describe the material terms of your "land use right," including the cost of obtaining the right and whether you must make additional payments to the PRC in order to retain this right. If your "land use right" is documented in an agreement between your company and the PRC, please include this agreement as an exhibit to your registration statement.

79. Please further expand your disclosure of the land to which you have a "land use right," including its location, whether there are any structures on the property, and the condition of the property.

Directors, Executive Officers, Promoters and Control Persons, page 48-49

80. Please revise your description of your directors to disclose whether any of your directors hold directorships in reporting companies, in accordance with Item 401 (a)(5) of Regulation S-B. If so, please identify the reporting company.

81. Please briefly describe the employment of Elaine Zhao from 2002 through October 2005. In addition, you disclose that Elaine Zhao has served as your Secretary since July 30, 2007. Please include this position when listing Elaine Zhao on the table on page 48.

Employment Agreements, page 49

82. Please list the key personnel with whom you have employment agreements. In addition, please disclose the material terms of the employment agreements.

Certain Relationships and Related Transactions, page 49

83. We note your disclosure that on November 1, 2007, you signed a Management Entrustment Agreement with Aoxing Pharmaceutical. At the time this agreement was signed, your current directors and executive officers, including Ronghua Wang, Qinghua Liu, Zifeng Nie, Shuang Gong, and Amei Zhang, served in various managerial capacities at Aoxing Pharmaceutical. Please provide the disclosure required by Item 404 of Regulation S-B or explain why disclosure under this Item need not be provided. We may have additional comments.

Description of our Securities, page 50

84. Please expand your disclosure to describe the material terms of the authorized anti-takeover provisions. In this disclosure, please include what situations would trigger the use of an anti-takeover provision and what portion of your board of directors must authorize the use of this provision.

Notes to Financial Statements, page 7

85. Based on the disclosure on your balance sheets, it appears that you have no authorized, issued and outstanding shares. Please clarify this, and disclose what the increases to capital stock during 2006 reflect, and how the amount allocated to additional paid in capital was determined.

Note 2 – Summary of Significant Accounting Policies, page 8

Property, Plant and Equipment, page 10

86. Please tell us and disclose how you concluded that an estimated life of fifty years was appropriate for real property.

Intangible Assets, page 10

87. Please clarify here and elsewhere in your filing what the $1.5 million purchase of patent relates to, and what period you are amortizing the patent over. Further, please disaggregate the amount from the purchase of land use right on your statement of cash flows.

Segment Reporting, page 12

88. Please disclose your revenue by each product in accordance with paragraph 37 of SFAS No. 131.

Note 6 – Commitment, page 14

89. Please file the Corporate Finance Advisory Agreement with Friedland Capital Inc. as an exhibit or provide us with your analysis supporting your determination that it is not a material agreement and therefore not required to be filed pursuant to Item 601 of Regulation S-B.

Part II—Information Not Required in Prospectus

Other Expenses of Issuance and Distribution, page 17

90. Please expand your disclosure to include federal and state taxes and listing fees, in accordance with Item 511 of Regulation S-B.

Exhibits, page 56

91. Please include all exhibits in your next filing.

Signatures, page 58

92. Please provide on your registration statement the signature of your principal financial officer, as required by Form SB-2.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Darren Ofsink, Esq.
           Guzov Ofsink LLC
           600 Madison Avenue, 14th Floor
           New York, NY 10022